Mail Stop 4561

June 25, 2007

Kevin T. Parker
Chairman, President and Chief Executive Officer
Deltek, Inc.
13880 Dulles Corner Lane
Herdon, VA 20171

> **Re:** **Deltek, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 8, 2007**
> **File No. 333-142737**

Dear Mr. Parker:

We are providing the comments below in conjunction with our review of your registration statement and to supplement our prior comment letter dated June 17, 2007.

Form S-1

Management, page 64

1.   We note your disclosure that your director compensation program was modified in February 2007 to compensate directors in a manner consistent with directors of comparable companies. Revise to disclose whether these companies are the same as the peer companies identified by Frederic Cook or to identify these companies.

Compensation Discussion and Analysis, page 70

2006 Executive Compensation, page 70

Compensation Philosophy, page 71

2.   Please provide disclosure pursuant to Item 402(b)(2)(vi) of Regulation S-K regarding how your equity-based incentive program fits with the other elements of compensation and how such incentives affect decisions regarding such other elements. For example, address the additional grants of stock options issued in the recalibration of compensation implemented on April 1, 2007. We note disclosure on page 76 that these grants were made to ensure that executives held "sufficient equity" and to provide an "internal

calibration" of equity positions. The meaning of this disclosure is unclear. Revise to state whether you have ownership requirements, guidelines or objectives for your executives. Finally, please discuss your policies for allocating between your forms of compensation pursuant to Item 402(b)(2)(i) and (ii) of Regulation S-K.   With regards to your recalibration of compensation, revise to disclose the factors considered in any decisions to materially alter compensation levels for your executive officers.

3.   Revise to address your policies for allocating between cash and non-cash compensation. See Item 402(b)(2)(ii) of Regulation S-K.

Incentive Compensation, page 72

4.   You have not provided a quantitative discussion of the terms of the company performance targets and personal performance goals necessary to be achieved in order for your executive officers to earn their EICP payout. You should discuss the specific items of company performance and individual objectives used to determine incentive amounts and how your incentive awards are specifically structured around such performance goals and individual objectives. Please note that qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v). To the extent that it is appropriate to omit specific targets and you provide us with an analysis as to why disclosure of such would result in competitive harm to Deltek pursuant to Instruction 4 to Item 402(b) of Regulation S-K, general statements regarding the level of difficulty, or ease, associated with achieving performance goals either from a corporate or individual perspective are insufficient. In discussing how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm. You should provide insight into the factors considered by the Compensation Committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

5.   We note your disclosure on page 72 that your CEO reviews each quarter's financial results with the compensation committee and the board and provides a recommendation for payout to executive officers based on the company performance against the established quarterly objectives. Revise to provide more robust disclosure on the role of your executives in compensation process. Your disclosure should address how your CEO makes recommendations to the compensation committee regarding the compensation of other executive officers. For example, you should disclose whether Mr. Parker has the ability to call or attend even portions of compensation committee meetings, whether he meets with any consultants used by the compensation committee, and what input he had as compensation packages were being crafted and discussed by the compensation committee.   You should also address whether the compensation committee normally

ratifies the recommendations made by your CEO and whether they have the flexibility to increase or decrease materially the compensation awarded.

6.   Finally, you should revise your disclosure on page 73 relating to the discretion retained by the compensation committee and your CEO to increase or decrease any payouts under the EICP in connection with the review of performance of an executive against the company's financial goals and his or her personal goals. Your disclosure should address the level of discretion granted to both the compensation committee and your CEO and the manner in which such discretion may be exercised. Has either the compensation committee or your CEO materially adjusted the compensation paid to your executives in the past? What factors would be considered in making a determination to increase or decrease payouts under the EICP?

Additional Compensation Actions taken in 2007, page 75

7.   Given the disparity in the compensation of Mr. Parker in relation to the compensation of your other named executive officers, please revise to identify the material differences in compensation policies and decisions for your named executive officers. To the extent that there are material differences in the total compensation paid to your various executive officers, you should disclose the specific reasons for the differences in the amount of compensation. See Section II.B. of SEC Release 33-8732A.

Change in Control Provisions, page 76

8.   Revise to identify the benchmark against which you set your new change in control provisions relative to other companies. Clarify whether these peer companies are the same as those disclosed on page 72. If different, please identify the companies to which you refer in this paragraph.

Employment Agreements and Arrangements, page 78

9.   We note your qualification that the summaries provided in this section "are not complete descriptions of all the terms and conditions" of the agreements and are "qualified in their entirety" by reference to such agreements. Your prospectus should provide a materially complete description of the compensation arrangements with your executive officers. Please revise as necessary to eliminate any statements which suggest there may be material terms or conditions that are not disclosed in this section.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments.

You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kathllen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Toton at (202) 551-3857 with any other questions. If you require further assistance you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (202) 639-7003
        Richard A. Steinwurtzel, Esq.
        Vasiliki B. Tsaganos, Esq.
        Fried, Frank, Harris, Shriver & Jacobson LLP
        Telephone: (202) 639-7078